Third Quarter 2019
Financial Review

  

ZIONS BANCORPORATION

October 21, 2019

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations regarding future events or determinations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the Bank's ability to meet operating leverage goals; the rate of change of interest-sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to upgrade its core deposit system and implement new digital product in order to remain competitive; risks associated with information security, such as systems breaches and failures; and legislative, regulatory and economic developments. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Third Quarter 2019 Financial Highlights

Continued strong PPNR growth and profitability vs. year-ago period

- ✓ **Earnings and Profitability:** Diluted earnings per share increased from the year-ago period, to $1.17 in 3Q19 from $1.04
  - Adjusted PPNR less Net Charge-Offs / Share was $1.69 in 3Q19, up 19% over year-ago period
  - Return on Tangible Common Equity was 14.2%, compared to 14.2% in the prior year

- ✓ **Adjusted pre-provision net revenue [1]:**
  - PPNR was up over 6% on a reported and an adjusted basis

- ✓ **Simple, Easy, Fast, Safe:**
  - Efficiency ratio was 57.3% in 3Q19, an improvement from 58.8% in the year ago period
  - Noninterest expense decreased 1% from the prior year

- ✓ **Net Interest Income:**
  - Net Interest Margin decreased to 3.48%, from 3.54% in the prior quarter, and 3.63% in the prior year
  - Period-end loan balances increased nearly 7% from the year ago period
  - Average deposits increased 3% from the prior year; annualized cost of total deposits increased 22 basis points compared to the prior year, to 50 bps from 28 bps, and increased 1 basis point from the prior quarter

- ✓ **Credit quality:** Credit quality continues to demonstrate strength
  - Classified loans increased 2% and nonperforming assets declined 19%, from the prior year period
  - Annualized net charge-offs/average loans were 1 basis point in the third quarter and net charge-offs equaled only 1 basis point of loans over the past 12 months

- ✓ **Capital Management:**
  - Over the prior twelve months, 23 million of common shares were repurchased, 12% of shares outstanding as of September 30, 2018
  - CET1 ratio decreased to 10.4%, from 10.8% in the prior quarter, and 12.1% in the prior year

(1) Adjusted for items such as severance, other real estate expense, pension termination-related expense, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Diluted Earnings per Share

EPS growth of 13% compared with the year-ago period



$1.04
$1.08
$1.04
$0.99
$1.17
3Q18
4Q18
1Q19
2Q19
3Q19

- Diluted earnings per share increased to $1.17 in 3Q19 from $1.04 in the year-ago period
- The year-over-year increase was driven by a 23.9 million, or nearly 12%, reduction in average diluted shares
- Other prior quarters included the following infrequent items:
  - *3Q18 of $0.04 per share benefit from: interest recoveries(1), a negative provision for credit losses, and truing up FDIC premiums*
  - *4Q18 of $0.02 per share benefit from: tax planning items related to the Tax Cut and Jobs Act*

(1) Interest income recoveries of greater than $1 million per loan

4

ZIONS BANCORPORATION

Adjusted Pre-Provision Net Revenue[1]

Year-over-year 6% improvement; Adjusted PPNR Less NCOs per share up 19%

- Growth primarily attributable to:
  - Strong loan growth which produced greater interest and fees on loans
  - Continued expense control
- Linked quarter improvement in Adjusted PPNR is primarily attributable to reduced noninterest expense

Adjusted PPNR



Adjusted PPNR Less Net Charge-Offs, per Share
(Pre-tax)



Dollars Per Share

	4Q14	4Q15	4Q16	4Q17	3Q18	4Q18	1Q19	2Q19	3Q19
Adj PPNR	0.72	0.86	1.06	1.24	1.41	1.53	1.46	1.55	1.70
(NCOs) Recoveries	(0.08)	(0.06)	(0.13)	(0.06)	0.01	0.04	-	(0.07)	(0.01)

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Tech Initiatives On the Horizon: Digital and Simplification Investments



Investments seek to improve the customer experience while simplifying our processes

COMMERCIAL | SMALL BUSINESS | AFFLUENT | CONSUMER

CLIENT EXPERIENCE & ENGAGEMENT

✓ Treasury Internet Banking 2.0 *2018-2019*
$10B demand deposits
$100MM fee income

✓ Digital Business Loan Application *2019*
$2B loan balances
4,000 applications

✓ Digital Mortgage Loan Application *2019*
$2.5B funding
10,000 applications

Online and Mobile Banking Replacement *2020*
$35B deposits
~750,000 accounts

Small Business and Consumer Digital Account Opening *2016-2020*

✓ Deposit Product Simplification *2016-2020*
1.5 million accounts

✓ Public Website Relaunch *2018-2019*
3 million visits per month

FUTURECORE & ENABLING TECHNOLOGIES

Relationship Manager Mobile Enablement *2017-2020*

✓ Automation Center of Excellence

✓ FutureCore Release 1 & 2 *2017-2019*
Consumer, C&I, and commercial real estate lending core system replacement

FutureCore Release 3 *2022*
Deposits

ZIONS BANCORPORATION

Key Objectives

Growth through simplification and focus

- **Remain focused on achieving long-term positive operating leverage:**
  - Realize broad based loan and fee income growth through focus on small and medium sized enterprises, and their owners
  - Manage noninterest expense growth linked to revenue growth and technology projects
  - Further strengthen the **Return _on_ Capital**

- **Demonstrate peer group leading stability in overall financial performance**

- **Implement technology upgrade and digital strategies**

- **Increase automation and simplification**

- **Maintain a strong yet safe Return _of_ Capital**
  - Maintain top quartile credit risk profile and superior risk management posture that supports strong returns **_of_** capital

- **Execute on our Community Bank Model – doing business on a "Local" basis**
  - Invest in our people and branches
  - Studies consistently show that small businesses continue to rank a <u>conveniently located branch</u> and <u>access to an account officer</u> as the top two features for which they look when considering a bank

> "We want to ensure that our branches are staffed with real bankers, with much longer-than-average tenure, who can solve problems and build and maintain the kinds of relationships customers value."
>
> _-Chairman Harris H. Simmons, 2018 Year In Review_

ZIONS BANCORPORATION

Balance Sheet Profitability

Zions' profitability has doubled since embarking on the efficiency initiative in 2015



Return on Assets
0.57%
0.68%
0.88%
0.74%
1.33%
1.34%
1.26%
1.14%
1.25%
4Q14
4Q15
4Q16
4Q17
3Q18
4Q18
1Q19
2Q19
3Q19



Return on Tangible Common Equity
5.0%
6.2%
8.4%
7.4%
14.2%
14.5%
13.9%
12.7%
14.2%
4Q14
4Q15
4Q16
4Q17
3Q18
4Q18
1Q19
2Q19
3Q19

Net Interest Income

Loan growth and interest rate environment driving net interest income performance


Net Interest Income
Net Interest Margin
($mm)
$565
$576
$576
$569
$567
<1% YoY
3.63%
3.67%
3.68%
3.54%
3.48%
3Q18
4Q18
1Q19
2Q19
3Q19

- Up less than 1% over the year-ago period, to $567 million
- Down less than 1% versus the prior quarter driven primarily by declines in loan yields and an increase in the cost of deposits
- Average loans up 8%, average deposits up 3%
- Prior quarters included the following infrequent items:
  - *2Q19 NIM included a 1 bp benefit from $1 million in interest recoveries(1)*
  - *3Q18 NIM included a 2 bps benefit from $3 million in interest recoveries(1)*

(1) Interest income recoveries of greater than $1 million per loan

ZIONS BANCORPORATION

Average Loan and Deposit Growth

Solid loan growth in a lower rate environment, while deposits remain a source of strength

- Average loans held for investment: +8% over the year-ago period
- Average deposits: +3% over the year-ago period





ZIONS BANCORPORATION

Yields and Costs

NIM compression reflects the effect of the lower rate environment

Net Interest Margin (NIM)


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Loan Yield
3.63%
3.67%
3.68%
3.54%
3.48%
Net Interest Margin
Cash and Securities Yield
Cost of Funds
3Q18
4Q18
1Q19
2Q19
3Q19

- Relative to the ***prior quarter***, the net interest margin was down 6 bps to 3.48%
- Lower loan yields due to declines in short-term interest rates and maturing loans rolling off at higher spreads than new production
- Lower securities yields primarily due to greater premium amortization
- Partial offsets from:
  - Balance sheet composition (fewer securities and borrowings, greater loans and deposits)
  - Lower wholesale borrowing costs

11
ZIONS BANCORPORATION

Loan Growth

Solid loan growth achieved in certain targeted growth categories


Year-over-Year Loan Balance Growth
Total Loans: +7%
Growth Rate: Year over Year
Note: circle size indicates relative proportion of loan portfolio as of 3Q19
Municipal, 40%
O&G, 16%
Home Equity, 2%
C&D, 2%
Other, 0%
National Real Estate, -6%
Owner Occupied (ex-NRE), 6%
1-4 Family, 7%
Term CRE (ex-NRE), 10%
C&I (ex-O&G), 3%
50%
40%
30%
20%
10%
0%
-10%
-20%
$0
$5
$10
$15
Size of the Portfolio, in billions of dollars

Year over year:

- Loan growth predominantly in C&I, Owner Occupied, Municipal, Term CRE and Residential Mortgage (1-4 Family)
- Stronger Term CRE growth and softer C&D growth in the current quarter reflects a reclassification of $250 million of loans from C&D to Term CRE

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in C&I, Owner-Occupied, Municipal and 1-4 Family loans
- Stable to moderate growth in oil and gas and CRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (a division of Zions Bancorporation, N.A.) with a focus on small business loans with low LTV ratios, which generally are consistent with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Interest Rate Sensitivity

Zions is actively managing balance sheet sensitivity

Earnings at Risk Sensitivity [1]

	+200 bps	+100 bps	-100 bps	-200 bps
Δ in Net Interest Income	6%	3%	-4%	-8%
Assumed Beta of **Total** Deposits	31%	31%	26%	20%

Short Term Resets or Maturities *(loans only)*	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio
Prime and 1M Libor	45%	-7.9%	37%
2-3M Libor	6%	--	6%
4-12M Libor	4%	--	4%
Other Lns <12 months	7%	0.8%	8%
Longer-term Resets or Maturities			
1-5 years	26%	5.7%	32%
5+ years	13%	--	13%

[1] This 12-month simulated impact of a change in rates uses as its base a modeled net interest income that is not necessarily the same as the most recent quarter or year's reported net interest income figure, but rather one that estimates the net interest income under an unchanged interest rate scenario as of the period end. The model uses a **static-sized balance sheet** and a **parallel shift** in the yield curve. The model does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs). The model uses statistical analysis relating asset and liability pricing and deposit migration (i.e. movement to interest bearing from noninterest bearing) to benchmark rates (e.g. LIBOR, U.S. Treasuries). For more information see the company's latest Form 10-K.

- Actively reducing interest rate sensitivity by adding interest rate hedges
- $4.6 billion of interest rate swaps as of 3Q19
- Additional floors and swaps may be added to hedge interest rate risk in preparation for further declines in benchmark interest rates

Historical Deposit Betas	Last 50 bps of hikes	Recent Rising Interest Rate Cycle
Interest Bearing Deposit Beta	65%	30%
Total Deposit Beta	39%	17%
Total Funding Beta	50%	22%

Source: Company filings and S&P Global Market Intelligence; 2015-2018 interest rate cycle defined to cover periods 3Q15-2Q19, to reflect lag effect of deposit pricing relative to Fed Funds rates

13

ZIONS BANCORPORATION

Noninterest Income

Strong growth of 11% over the prior year primarily due to continued robust lending activity

Customer-Related Fee Income (1)



($mm)
$126
$131
$122
$130
$140
3Q18
4Q18
1Q19
2Q19
3Q19

- Customer-related fee income up 11% from the year ago period due to strength in:
  - Capital markets product sales
  - Lending activity
  - Wealth management and trust fees
- Customer-related fees were realigned in this reporting period to reflect a more meaningful description of customer activity

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

14
ZIONS BANCORPORATION

Noninterest Expense



($mm)

-1% YoY

	3Q18	4Q18	1Q19	2Q19	3Q19
NIE (GAAP)	$420	$420	$430	$424	$415
Adjusted NIE (Non-GAAP)	$416	$418	$431	$423	$415

■ NIE (GAAP)   ■ Adjusted NIE (Non-GAAP)

- Total noninterest expense declined 1%, and adjusted noninterest expense was flat to the year-ago period due to:
    - Declines in FDIC premiums, other real estate expense and credit-related expense
    - Increases in base salaries and employee benefits were partially offset by a decline in incentive compensation
    - The increase in furniture, equipment and software was due to new technology systems being placed into service

- Continue investing in enabling technology and growing the business

- In the fourth quarter of 2019, Zions will report elevated noninterest expense as severance and other charges related to accelerating our operating efficiency program are recognized

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control



74.1%
69.6%
64.5%
61.6%
58.8%
57.8%
60.2%
59.0%
57.3%
4Q14
4Q15
4Q16
4Q17
3Q18
4Q18
1Q19
2Q19
3Q19

- The efficiency ratio(1) in 3Q19 was 57.3%, an improvement when compared to the year ago period and the prior quarter
- Adjusted net revenue growth: +2% from the year ago period
- Adjusted noninterest expense decline: < 1% from the year ago period
- Committed to further improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

ZIONS BANCORPORATION

Credit Quality

Exceptional credit quality

- **Key Credit Metrics:**
  - <u>*Classified loans (1.6% of loans)*</u>
    - Increased 2% from the prior year
    - Increased 4% from the prior qtr
  - <u>*NPAs+90[(1)] (0.5% of loans + OREO)*</u>
    - Decreased 25% from the prior year
    - Decreased 10% from prior qtr
  - <u>*Annualized net loan losses of:*</u>
    - 0.01% in 3Q19
    - 0.01% net charge-offs over the last 12 months

- **Allowance for credit losses**
  - 117 basis points of total loans and leases
  - 2.4x coverage of NPAs up from 1.8x coverage a year ago
  - 0.7x of classified loans compared with 0.7x a year ago

Credit Quality Ratios



4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
4Q14
4Q15
4Q16
4Q17
3Q18
4Q18
1Q19
2Q19
3Q19
Trailing 12 month net loan charge-offs/loans: 0.01%
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans

(1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

Current Expected Credit Losses (CECL) Estimates

Allowance to be affected by several key drivers – and will likely increase earnings volatility

There are several key drivers that will affect the allowance upon adoption of CECL:

- Relatively benign consensus "reasonable and supportable" (R&S) economic forecasts and projections of loan balance run-off (amortization & prepayment) will likely cause the allowance to decrease
- For longer term loans, the expected loan life will likely cause the allowance to increase

Loan Segment / Security Type	% of Current Outstanding Balances	Current ACL to Loans	Weighted Average Remaining Life (years)[1]	Expected ACL Percentage Change due to CECL	Key Driver
Commercial	52%	1.54%	2.8	↓ 10 - 20%	Relatively benign R&S forecast
Commercial Real Estate	24%	1.10%	2.0	↓ 25 - 50%	Relatively benign R&S forecast
Consumer	24%	0.45%	4.4	↑ 100 - 200%	Expected life
Total Loan Portfolio	100%	1.17%	3.0	↓ 15% - ↑ 5%	
HTM Securities				Immaterial	

[1] Includes projections of contractual payments along with modeled prepayments and defaults for the portfolio as of August 31, 2019

Volatility in the allowance for credit losses, and therefore earnings, will likely to increase due to fluctuations in R&S economic forecasts throughout economic cycles

ZIONS BANCORPORATION

Financial Outlook (3Q 2020E vs 3Q 2019A)

	Outlook	Comments
Loan Balances	**Moderately Increasing**	▪ Moderate growth reflects activity in the next twelve months which may not be as strong as that experienced in the past twelve months
Net Interest Income	**Slightly Decreasing**	▪ Assumes rate cuts generally consistent with the forward curve ▪ Assumes moderately declining securities portfolio balances
Loan Loss Provision	**Modest**	▪ Expect loan loss provisions to be modest ▪ Assumes generally stable (benign) credit environment ▪ CECL adoption will occur in 1Q 2020
Customer-Related Fees	**Stable**	▪ "Stable" from a very strong 3Q 2019 ▪ Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Stable to Slightly Decreasing**	▪ Excludes effects of the anticipated 4Q 2019 severance charge of ~$25 million, associated with a 5% workforce reduction, as well as efficiency-related cost accelerations and branch closure charges [2]
Capital Management	**Recent declines in capital ratios will moderate**	▪ Given strong CET1 ratio and strong stress testing results, 4Q19 return of capital may remain elevated as compared to long term distribution rates ▪ Zions expects to maintain capital required for inherent risk in a changing environment, while distributing excess capital to shareholders

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

(2) Branch closures expected to occur over the next several quarters

ZIONS BANCORPORATION

Appendix

- Financial Results Summary
- Profitability compared to A/A- rated peer banks
- Asset Quality compared to A/A- rated peer banks
- Capital and Liquidity Ratios compared to A/A- rated peer banks
- Stress Test Capital Consumption in Severely Adverse Stress Scenario
- Impact of Warrants
- Loan Growth by Bank Brand and Loan Type
- Deposit Growth by Account Type
- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended September 30, 2019	June 30, 2019	March 31, 2019
Earnings Results:			
Diluted Earnings Per Share	$ 1.17	$ 0.99	$ 1.04
Net Earnings Applicable to Common Shareholders	214	189	205
Net Interest Income	567	569	576
Noninterest Income	146	132	132
Noninterest Expense	415	424	430
Pre-Provision Net Revenue (1)	309	294	285
Provision for Credit Losses	10	21	4
Ratios:			
Return on Assets(2)	1. 25 %	1.14 %	1.26 %
Return on Common Equity(3)	12.1 %	10.8 %	11.9 %
Return on Tangible Common Equity(3)	14.2 %	12.7 %	13.9 %
Net Interest Margin	3.48 %	3.54 %	3.68 %
Yield on Loans	4.75 %	4.85 %	4.93 %
Yield on Securities	2.37 %	2.51 %	2.57 %
Average Cost of Total Deposits(4)	0.50 %	0.49 %	0.43 %
Efficiency Ratio (1)	57.3 %	59.0 %	60.2 %
Effective Tax Rate	22.9 %	22.7 %	22.3 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.48 %	0.52 %	0.50 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	0.01 %	0.12 %	- %
Common Equity Tier 1 Capital Ratio	10.4 %	10.8 %	11.3 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

21

ZIONS BANCORPORATION



Profitability

Profitability has improved markedly and is in line with A and A- rated peer banks[1]

Adjusted ROA

Net Income, less securities gains, less net charge-offs plus provision

1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Steady improvement despite market concerns about oil and gas exposure
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17
3Q17
1Q18
3Q18
1Q19
3Q19
ZION
Peer Median

PPNR / RWA

A/A- rated banks: Strongest Quartile
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
A/A- rated banks: Weakest Quartile
ZION

Data as of 2Q19 for Peers, as of 3Q19 for ZION; source: S&P Global and Zions calculations; 4Q17 includes a one-time valuation adjustment of the deferred tax asset (liability) of Zions and peers due to the passing of the Tax Cuts and Jobs Act, and for Zions, a $12 million contribution to its charitable foundation, also related to the Act.

(1) As Zions no longer has a holding company, comparison is to peer banks rated A and A-

22

ZIONS BANCORPORATION



Asset Quality

Recent net charge-offs have been substantially better than A/A- rated peer banks

LTM NCOs / Avg Loans
1.20%
0.95%
0.70%
0.45%
0.20%
-0.05%
A/A- rated banks: Worst Quartile
A/A- rated banks: Best Quartile
ZION

NPAs + 90DPD / Loans + OREO
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
A/A- rated banks: Worst Quartile
A/A- rated banks: Best Quartile
ZION

Note: Data as of 2Q19 for Peers, as of 3Q19 for ZION. NPA ratio shown reflects average for the past four quarters.

23

ZIONS BANCORPORATION

Capital and Liquidity Ratios



CET1 Ratio

A/A- rated banks: Strongest Quartile

10.4%

A/A- rated banks: Weakest Quartile

ZION

Loans, as a Percent of Deposits

A/A- rated banks: Weakest Quartile

86.1%

A/A- rated banks: Strongest Quartile

ZION

ZIONS BANCORPORATION

Stress Test Results

CET1 Ratio deterioration in the severely adverse stress scenario has improved

- Change in CET1 Ratio: Pre-to-Post-Stress Delta – Strong improvement from 2014 to 2019

- Improvement primarily due to resilience of PPNR, in part due to improved overall profitability and securities portfolio (longer duration of earning assets)

- Significantly reduced asset sensitivity and eliminated CDOs

- Reallocation of loan portfolio with shift to more municipal loans and residential loans, reduction in oil and gas loans



Capital Consumption in Severely Adverse Stress Scenario

Source: Federal Reserve's DFAST Results, severely adverse scenarios; Zions' Stress Test Disclosure 2018, 2019

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding which are currently in the money and expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $43.04 in 3Q19)
  - Net shares issued = shares issued from warrant exercise – shares repurchased

Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period



Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (3Q19 vs. 3Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	204	(22)	267	(113)	117	(28)	(34)	-	391
Owner occupied (ex-NRE)	60	136	9	139	38	(6)	11	-	387
Energy (Oil & Gas)	(2)	355	-	4	-	3	(1)	-	359
Municipal	150	101	68	8	94	20	140	41	622
CRE C&D	46	(130)	21	(53)	72	140	(44)	-	52
CRE Term (ex-NRE)	200	290	274	130	3	(72)	(21)	-	804
National Real Estate (NRE)	(98)	-	-	-	-	-	-	-	(98)
1-4 Family	69	291	17	17	(2)	36	13	26	467
Home Equity	(26)	26	38	(8)	12	5	(1)	-	46
Other	8	(36)	14	4	(11)	8	6	2	(5)
Total net loans	**611**	**1,011**	**708**	**128**	**323**	**106**	**69**	**69**	**3,025**

Linked Quarter Loan Growth (3Q19 vs. 2Q19)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	(18)	(64)	(59)	(52)	77	(16)	(19)	-	(151)
Owner occupied (ex-NRE)	26	45	(20)	42	11	1	(4)	-	101
Energy (Oil & Gas)	3	106	-	-	-	1	(1)	-	109
Municipal	29	23	41	(4)	(9)	-	26	20	126
CRE C&D	(37)	(152)	(27)	(45)	3	49	(53)	-	(262)
CRE Term (ex-NRE)	166	103	(45)	50	20	(44)	24	-	274
National Real Estate (NRE)	(29)	-	-	-	-	-	-	-	(29)
1-4 Family	3	35	24	6	(12)	3	1	6	66
Home Equity	(19)	2	15	3	-	5	(5)	-	1
Other	(11)	(15)	2	2	(2)	4	2	-	(18)
Total net loans	**113**	**83**	**(69)**	**2**	**88**	**3**	**(29)**	**26**	**217**

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Deposit Growth by Account Type

Year-over-Year Average Balance Deposit Growth: +3%



Deposit Growth by Product
3Q19 vs. 3Q18 (QTD Avg.)

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		3Q19	2Q19	1Q19	4Q18	3Q18
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 415	$ 424	$ 430	$ 420	$ 420
Adjustments:						
Severance costs		2	1	-	2	2
Other real estate expense		(2)	-	(1)	-	1
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	-
Restructuring costs		-	-	-	-	1
Pension termination-related expense		-	-	-	-	-
Total adjustments	(b)	-	1	(1)	2	4
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	415	423	431	418	416
Net Interest Income (GAAP)	(d)	567	569	576	576	565
Fully taxable-equivalent adjustments	(e)	7	7	6	6	5
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	574	576	582	582	570
Noninterest income (GAAP) [1]	(g)	146	132	132	140	136
Combined income	(f) + (g) = (h)	720	708	714	722	706
Adjustments:						
Fair value and nonhedge derivative income (loss)		(6)	(6)	(3)	(3)	-
Equity securities gains (losses), net		2	(3)	1	2	(1)
Total adjustments	(i)	(4)	(9)	(2)	(1)	(1)
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	724	717	716	723	707
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 305	$ 284	$ 284	$ 302	$ 286
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 309**	**$ 294**	**$ 285**	**$ 305**	**$ 291**
Efficiency Ratio [1]	(c) / (j)	**57.3 %**	**59.0 %**	**60.2 %**	**57.8 %**	**58.8 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		3Q19	2Q19	1Q19	4Q18	3Q18
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense** [1]	$415	$424	$430	$420	$420
	LESS adjustments:					
	Severance costs	2	1	-	2	2
	Other real estate expense	(2)	-	(1)	-	1
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	-	-
	Restructuring costs	-	-	-	-	1
	Pension termination-related expense	-	-	-	-	-
(b)	*Total adjustments*	-	1	(1)	2	4
(a-b)=(c)	**Adjusted noninterest expense**	$415	$423	$431	$418	$416
(d)	Net interest income	567	569	576	576	565
(e)	Fully taxable-equivalent adjustments	7	7	6	6	5
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	574	576	582	582	570
(g)	Noninterest Income	146	132	132	140	136
(f+g)=(h)	**Combined Income**	$720	$708	$714	$722	$706
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	(6)	(6)	(3)	(3)	-
	Securities gains (losses), net	2	(3)	1	2	(1)
(i)	*Total adjustments*	(4)	(9)	(2)	(1)	(1)
(h-i)=(j)	**Adjusted revenue**	$724	$717	$716	$723	$707
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	$309	$294	$285	$305	$291
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	214	189	205	217	215
(l)	Diluted Shares	181,870	189,089	195,241	199,048	205,765
	GAAP Diluted EPS	1.17	0.99	1.04	1.08	1.04
	PLUS Adjustments:					
	Adjustments to noninterest expense	-	1	(1)	2	4
	Adjustments to revenue	(4)	(9)	(2)	(1)	(1)
	Tax effect for adjustments (25% for 2019, 38% prior periods)	(1)	(2)	(1)	-	1
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	(5)	(10)	(4)	1	4
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	209	179	201	218	219
(n)/(l)	Adjusted EPS	1.15	0.95	1.03	1.10	1.06
(o)	Average assets	70.252	69,855	68,584	67,025	66,374
(p)	Average tangible common equity	5,988	5,974	5,991	5,923	6,009
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.18%	1.03%	1.19%	1.29%	1.31%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	13.8%	12.0%	13.6%	14.6%	14.5%
(c)/(j)	Efficiency Ratio	57.3%	59.0%	60.2%	57.8%	58.8%

ZIONS BANCORPORATION